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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
                  (PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 1)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)

                     Bryan Steam Corporation
                    (Name Of Subject Company)

                 Burnham Acquisition Corporation
                       Burnham Corporation
                            (Bidders)

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             COMMON STOCK, PAR VALUE $10.00 PER SHARE
                  (Title of Class of Securities)

                            117547 109
              (CUSIP Number of Class of Securities)

                         ---------------

                       Albert Morrison III
                       Burnham Corporation
                      1241 Harrisburg Avenue
                       Lancaster, PA 17603
                          (717) 293-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                       on Behalf of Bidder)

                             COPY TO:
                      Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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


      Burnham Acquisition Corporation ("Parent") and Burnham Corporation ("Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on September 29, 1998, with respect to the offer by Burnham Acquisition Corporation to purchase all outstanding shares of Common Stock, par value $10.00 per share (the "Shares"), of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 1. This amendment also amends and supplements the Schedule 13D originally filed on September 29, 1998 by with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH SUBJECT
        COMPANY

      Item 3(a)-(b) of the Statement is hereby amended and supplemented by adding thereto the following:

      (a)-(b) The disclosure of projections and estimates in the Offer to Purchase includes all material financial projections and estimates included in information provided by Goelzer & Co. and McDonald & Co. to Purchaser and Parent.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 (a)-(b) of the Statement is hereby amended and supplemented by adding thereto the following:

      (a)-(b) Parent will provide Purchaser with the funds required to consummate the Offer and the Merger. It is anticipated that approximately $6.5 million will be provided from Parent's existing cash reserves and $24 million will be borrowed under Parent's existing credit facility with Mellon Bank, N.A. (the "Mellon Facility"). The Mellon Facility permits Parent to borrow up to $24 million on a revolving credit basis at a floating rate of interest based on the London Interbank Offered Rate for various periods as selected by Parent plus a spread of 1%, or based on the Mellon Bank Prime Rate if Parent so elects. Parent expects that the initial interest rate under the Mellon Facility will be approximately 6.4%. The Mellon Facility is unsecured and matures and must be repaid by August 31, 1999. Events of Default under the Mellon Facility, which could result in acceleration and early maturity of the indebtedness thereunder, include such matters as payment defaults, a breach of certain financial covenants, a material adverse change in the business of Parent and a default by Parent under the provisions of any of its other credit agreements. While Parent has not yet made plans or arrangements to repay and refinance the indebtedness under the Mellon Facility, Parent believes it will be able to make such plans and arrangements in a timely manner.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      Item 9 of the Statement is hereby further amended and supplemented by adding thereto the following:

                         [see next page]

             BURNHAM CORPORATION AND ITS SUBSIDIARIES
          SELECTED CONSOLIDATED CONDENSED FINANCIAL DATA

              (In Thousands, Except Per Share Data)

                               Audited              Unaudited
                           ---------------       ---------------
                           1998       1997       1997       1996
                           ----       ----       ----       ----
                         Six months ended          Year ended
                              June 30,            December 31,
                        -------------------   -------------------
Income Statement Data:

Net Sales               $ 72,564   $ 66,769   $174,593   $159,936
Net income (loss)            602      1,794      9,419      8,844
Net income per
   common share*             .26        .80       4.20       3.95
Net income per share
   (fully diluted) **        .26        .79       4.15       3.91


Balance Sheet Data:

Working Capital         $ 43,751   $ 40,626   $ 44,071   $ 41,557
Total Assets             124,317    112,266    127,642    114,285
Total Assets less
  research and
  development
  charges and excess
  of cost of assets
  acquired over book
  value                  121,525    108,366    124,221    111,035
Total Liabilities         55,045     48,307     57,752     50,916
Stockholders' Equity      69,272     63,959     69,890     63,369


--------
* Based on 2,264, 2,238, 2,238 and 2,235 shares issued and outstanding for the respective periods.

**   Based on 2,280, 2,253, 2,262 and 2,256 shares on a
     fully-diluted basis for the respective periods.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Statement is hereby amended to add the following exhibits:

      (b)(1)  Promissory Note
      (b)(2)  Rider to Promissory Note
      (b)(3)  Revolving Line of Credit Agreement
      (b)(4)  Supplement to Revolving Line of Credit Agreement


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                            SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 16, 1998

                               BURNHAM ACQUISITION
                               CORPORATION


                               By /s/ Ronald L. Griffith
                                 --------------------------
                               Name: Ronald L. Griffith
                               Title:  Secretary

                               BURNHAM CORPORATION


                               By /s/ Ronald L. Griffith
                                 --------------------------
                               Name: Ronald L. Griffith
                               Title: Senior Vice President


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                           EXHIBIT INDEX


   EXHIBIT
   NUMBER         EXHIBIT NAME
   -------        ------------
   (b)(1)         Promissory Note
   (b)(2)         Rider to Promissory Note
   (b)(3)         Revolving Line of Credit Agreement
   (b)(4)         Supplement to Revolving Line of
                  Credit Agreement